


06011339

20 February, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SUPPL

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Craig White
Company Secretary





Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Announcement - Appendix 4D: Half-year Results 05-06	20/2/06	ASX
Media Release: "Billabong International First Half Profit up 14.7%"	20/2/06	ASX
CEO & CFO Address on half year results 05-06	20/2/06	ASX





Billabong International Limited

ABN 17 084 923 946

Contents




element


vonzipper


Kustom


PALMERS



:: INTERIM FINANCIAL REPORT 31 DECEMBER 2005

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2005 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
1 Billabong Place, Burleigh Heads Qld 4220
For queries in relation to our reporting please call +61 7 5589 9899 or email secretary@billabong.com.au
Corporate website:
www.billabongcorporate.com



APPENDIX 4D
Half-yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2005 $'000	2004 $'000	$'000	%
Total revenue from ordinary activities	**490,131**	421,525	68,606	16.3
Profit from ordinary activities after tax attributable to members	**79,495**	69,315	10,180	14.7
Net profit for the period attributable to members	**79,495**	69,315	10,180	14.7
Adjusted net profit for the period attributable to members	**79,495**	69,315	10,180	14.7

Dividends	Amount per Security	Franked amount per security
Interim dividend	20.5 cents	20.5 cents
Previous corresponding period interim dividend	17.5 cents	17.5 cents

Record date for determining entitlements to the dividend is 27 March 2006.

Explanation of Results

Please refer to the Review of Operations within the Directors Report for an explanation of the results.

Your Directors present their report on the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2005.

Directors

The following persons were Directors of Billabong International Limited during the whole of the half-year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson AC
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton AC

Review of Operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

	Segment revenues		Segment EBITDA *	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Australasia	**177,106**	160,833	**61,880**	58,951
Americas	**218,251**	175,308	**41,714**	32,767
Europe	**88,947**	81,373	**18,118**	14,448
Rest of the World	**2,901**	1,803	**2,901**	1,803
	487,205	419,317	**124,613**	107,969
Less Interest			**(1,740)**	(1,845)
Depreciation and Amortisation			**(5,910)**	(5,702)
Profit from ordinary activities before income tax expense			**116,963**	100,422
Income tax expense			**(37,579)**	(31,107)
Profit from ordinary activities after income tax expense			**79,384**	69,315
Loss attributable to minority interest			**111**	---
Profit attributable to the members of Billabong International Limited			**79,495**	69,315

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees.

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the half-year ended 31 December 2005 was $79.5 million, an increase of 14.7% over the 2004-05 year (the prior year), demonstrating continued solid growth by the Billabong Group.

Sales revenue of $484.3 million, excluding third party royalties, represented an increase of 16.0% over the prior year, or 18.5% in constant currency. At a segment level, in AUD terms, sales revenue in Australasia increased 10.1%, the Americas increased 24.5% and Europe increased 9.3% over the prior year.

Consolidated gross margins at 53.8% were stronger than the prior year's 52.5%. EBITDA increased 15.4% to $124.6 million or 16.8% in constant currency. Both the Americas and Europe segments were highlights, with EBITDA growth, year on year in local currencies, increasing 28.4% and 34.1% respectively. The consolidated EBITDA margin of 25.7% was in line with that for the prior year of 25.9%.

Australasia
Compared with the prior year, Australasian sales revenue was up 10.1% to $177.1 million and EBITDA of $61.9 million was 5.0% higher. EBITDA margins were slightly lower at 34.9% compared to 36.7% in the prior year.

Challenging Australian retail conditions have contributed to this more subdued result compared to the same prior year period when Australia recorded exceptional growth for both sales revenue and EBITDA.

Billabong, Element, Kustom and Von Zipper all posted solid gains. Elsewhere in the region, sales revenue in local currencies were particularly strong with Japan increasing in excess of 35% and New Zealand increasing by approximately 14%.

Americas
Compared with the prior year, sales revenue increased 26.2% to US$162.5 million (up from US$128.8 million), EBITDA rose 28.4% to US$31.1 million (up from US$24.2 million) and EBITDA margins lifted to 19.1% (up from 18.7%).

In AUD terms, sales revenue in the Americas increased 24.5% to $218.3 million and EBITDA of $41.7 million was 27.3% higher than the prior year.

The Billabong brand delivered strong growth in excess of 20%, a particularly pleasing result. Element continued to penetrate the market and its global sales now account for approximately 15% of group revenue.

Canada and Brazil grew strongly, posting local currency sales revenue increases over the prior year in excess of 30% and 45% respectively.

Europe
Compared with the prior year, European sales revenue increased 16.9% to €54.4 million and EBITDA rose 34.1% to €11.1 million. In AUD terms, sales revenue from Europe was $88.9 million, a 9.3% increase, EBITDA showed strong growth of 25.4% to $18.1 million and EBITDA margins increased to 20.4% from 17.8% in the prior year.

Billabong's stronger 2005-06 sales revenue and EBITDA result demonstrates a significantly improved business performance and is particularly pleasing given the continuing generally soft retail environment.

Italy and Spain continue to be key growth areas in the region.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $236.2 million increased 33.9% for the period compared to revenue growth of 18.5% in constant currency terms. Key drivers of this result are an increase in trade debtors in Australia and the USA reflecting the timing of sales towards the latter part of the half-year compared to the prior year and a reduction in accounts payable in the USA. Inventory management remains strong with inventory growing at 12.7% compared to revenue growth of 18.5% in constant currency terms. Cash flow from operations of $44.0 million represents a 28.5% decrease over the prior year period.

Capital expenditure of $26.3 million or 5.4% of sales includes the investment in the Beachculture retail chain in Australia, acquisition of USA based outlet stores previously operated under licence, acquisition of a North Shore property in Hawaii for use by Billabong sponsored athletes and general investment in owned retail and was in accordance with expectations.

Net debt increased to $106.9m, but is still relatively low at a debt to equity ratio of 15.7% and interest cover of 34.8 times.

Auditors' independence declaration

A copy of the Auditors' independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 5.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 20 February 2006

Auditors' independence declaration

As lead auditor for the review of Billabong International Limited for the half-year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

PricewaterhouseCoopers

R. A. Baker
Partner

Brisbane, 20 February 2006

Consolidated income statement

For the half-year ended 31 December 2005 : :

	Half-year **2005** **$'000**	Half-year 2004 $'000
Revenue	**490,131**	421,525
Other income	**226**	404
Finance costs	**(3,540)**	(2,887)
Other expenses	**(369,854)**	(318,620)
Profit before income tax	**116,963**	100,422
Income tax expense	**(37,579)**	(31,107)
Profit for the half-year	**79,384**	69,315
Loss attributable to minority interest	**111**	---
Profit attributable to members of Billabong International Limited	**79,495**	69,315
Earnings per share for profit attributable to the ordinary equity holders of the Company	**Cents**	Cents
Basic earnings per share	**38.6**	33.8
Diluted earnings per share	**38.4**	33.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet

As at 31 December 2005 : :

	31 December 2005 $'000	30 June 2005 $'000	31 December 2004 $'000
ASSETS			
Current assets			
Cash and cash equivalents	**59,996**	51,022	70,843
Trade Receivables	**198,573**	172,705	147,505
Inventories	**123,324**	111,815	107,552
Other	**13,196**	4,713	10,054
Total current assets	**395,089**	340,255	335,954
Non-current assets			
Receivables	**11,704**	7,906	1,902
Property, plant and equipment	**58,689**	39,040	36,359
Intangible assets	**541,959**	539,155	535,802
Deferred tax assets	**11,449**	11,582	9,020
Total non-current assets	**623,801**	597,683	583,083
Total assets	**1,018,890**	937,938	919,037
LIABILITIES			
Current liabilities			
Trade and other payables	**85,668**	108,706	86,097
Interest bearing liabilities	**9,291**	2,854	6,118
Current tax liabilities	**23,093**	17,370	11,833
Provisions	**6,812**	7,715	4,804
Total current liabilities	**124,864**	136,645	108,852
Non-current liabilities			
Interest bearing liabilities	**157,629**	113,016	143,361
Deferred tax liabilities	**51,439**	49,417	47,251
Provisions	**2,231**	1,526	1,381
Total non-current liabilities	**211,299**	163,959	191,993
Total liabilities	**336,163**	300,604	300,845
Net assets	**682,727**	637,334	618,192
EQUITY			
Parent entity interest			
Contributed equity	**312,551**	309,911	307,040
Treasury shares	**(11,982)**	(5,763)	(5,763)
Option reserve	**2,517**	1,356	339
Other reserves	**(2,160)**	(11,088)	(6,535)
Retained profits	**380,009**	342,918	323,111
Total parent entity interest	**680,935**	637,334	618,192
Minority interest	**1,792**	---	---
Total equity	**682,727**	637,334	618,192

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

For the half-year ended 31 December 2005

	Notes	Half-year 2005 $'000	Half-year 2004 $'000
Total equity at the beginning of the half-year		**637,334**	576,524
Adjustment on adoption of AASB 132 and AASB 139, net of tax:			
Reserves		**861**	---
Cash flow hedge reserve movement, net of tax		**1,310**	---
Exchange differences on translation of foreign operations		**6,757**	(2,015)
Net income recognised directly in equity		**8,928**	(2,015)
Profit for the half-year		**79,384**	69,315
Total recognised income and expense for the half-year		**88,312**	67,300
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	3	**2,640**	8,578
Dividends paid	4	**(42,404)**	(28,786)
Treasury shares purchased by employee share plan trusts		**(6,219)**	(5,763)
Option reserve in respect of employee share plan		**1,161**	339
Minority interest on acquisition of subsidiary		**1,903**	---
		(42,919)	(25,632)
Total equity at the end of the half-year		**682,727**	618,192
Total recognised income and expense for the half-year is attributable to:			
Members of Billabong International Limited		**88,423**	67,300
Minority interest		**(111)**	---
		88,312	67,300

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half-year ended 31 December 2005 : :

	Half-year **2005** **$'000**	Half-year 2004 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	**505,597**	449,810
Payments to suppliers and employees (inclusive of GST)	**(431,592)**	(357,948)
	74,005	91,862
Interest received	**1,530**	1,008
Other revenue	**3,379**	2,642
Borrowing costs	**(3,272)**	(3,076)
Income taxes paid	**(31,595)**	(30,856)
Net cash inflow from operating activities	**44,047**	61,580
Cash flows from investing activities		
Payments for property, plant and equipment	**(23,209)**	(6,774)
Loans to related parties	**(4,904)**	---
Payments for intangible assets	**(3,100)**	(20,909)
Proceeds from sale of property, plant and equipment	**253**	74
Net cash (outflow) from investing activities	**(30,960)**	(27,609)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**2,587**	8,522
Payments for treasury shares held by employee share plan trusts	**(6,219)**	(5,763)
Proceeds from borrowings	**61,883**	44,447
Repayment of borrowings	**(19,135)**	(35,927)
Dividends Paid	**(42,404)**	(28,786)
Net cash (outflow) from financing activities	**(3,288)**	(17,507)
Net increase in cash and cash equivalents	**9,799**	16,464
Cash and cash equivalents at the beginning of the half-year	**51,022**	56,086
Effects of exchange rate changes on cash and cash equivalents	**(825)**	(1,707)
Cash and cash equivalents at the end of the half-year	**59,996**	70,843

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.*

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2005 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

(a) Basis of preparation

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
This interim financial report is the first Billabong International Limited interim financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AASB 1) has been applied in preparing these financial statements.

Financial statements of Billabong International Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Billabong International Limited interim financial report for the half-year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in note 9.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

(b) Principals of consolidation

Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited ("Company") as at 31 December 2005 and the results of all subsidiaries for the half-year then ended. Billabong International Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the

Note 1. Summary of significant accounting policies (cont'd)

asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance date and exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) *Specific commitments*
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transactions are also recorded in the balance sheet. Any gains or losses arising on the hedging transactions after the recognition of the hedged purchase or sale are included in the income statement.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the income statement on the date of termination.

(iv) *Group companies*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

Note 1. Summary of significant accounting policies (cont'd)

- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) *Sales of goods – wholesale*
Sales of goods are recognised either on shipment (where the risks of ownership have passed to the purchaser) or when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is probable.

(ii) *Sales of goods – retail*
Sales of goods are recognised when a Group entity sells a product to the customer. Retail sales are usually in cash or by credit card. The recorded revenue is the gross amount of sale, including credit card fees payable for the transaction. Such fees are included in selling general and administrative expenses. It is the Group's policy to sell its products to the end customer with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

(iii) *Interest income*
Interest income is recognised using the effective interest method.

(iv) *Royalty income*
Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

(v) *Sales to licensees*
Revenue earned from sales to licensees is recognised on a net basis. Revenue is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Note 1. Summary of significant accounting policies (cont'd)

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary difference and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.

A deferred tax liability is recognised in relation to the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the asset's useful life.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(r)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Note 1. Summary of significant accounting policies (cont'd)

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade debtors are recognised at the date they are invoiced and are principally on 30 day terms. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when collection of the full nominal amount is no longer probable.

Other amounts receivable comprise the following:
(i) amounts receivable under a factoring arrangement; and
(ii) amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) Raw materials
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) Work in progress and finished goods
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(m) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Note 1. Summary of significant accounting policies (cont'd)

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other asset in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(n) Investments and other financial assets

Controlled entities are accounted for in the consolidated financial statements as set out in Note 1(b).

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP in relation to financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the Annual Report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exceptions of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading which are acquired principally for the purpose of selling in the short term with the intention of making a profit. Derivatives are also categorised as held for trading unless they are designated as hedges.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and abilities to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Note 1. Summary of significant accounting policies (cont'd)

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.

(o) Derivatives

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements. The accounting for forward foreign exchange contracts is in accordance with Notes 1(d) (iii).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005.. The Group has applied previous AGAAP in relation to financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the Annual Report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains or losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

Note 1. Summary of significant accounting policies (cont'd)

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(p) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(q) Property, plant and equipment

Land and buildings, comprising mainly warehouses, retail outlets and offices, are shown at historical cost less subsequent depreciation and impairment for buildings. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Note 1. Summary of significant accounting policies (cont'd)

(r) Intangible assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill on acquisitions of subsidiaries or businesses is included in intangible assets. Goodwill acquired in business combinations is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Trade names, copyright and other intellectual property
Trade names, copyright and other intellectual property includes trade names, trade marks, technical know how, patents and registered designs. Expenditure incurred in developing or enhancing brand names is written off against operating profit in the year in which it is incurred.

Trade names, copyright and other intellectual property are shown at historical cost.

Trade names have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Trade names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that trade names, copyright and other intellectual property have an indefinite life.

Trade names, copyright and other intellectual property are tested annually for impairment and carried at cost less accumulated impairment losses.

(iii) Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

Note 1. Summary of significant accounting policies (cont'd)

(v) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(w) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and vested sick leave expected to be settled within 12 months of the reporting date are recognised in provisions in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Related on costs have also been included in the liability. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) *Long service leave*
The liability for long service leave which has vested or will vest within 12 months of the reporting date is recognised in the current provision for employee benefits. The liability for long service leave expected to vest more than 12 months from the reporting date is recognised in the non current provision for employee benefits. All long service leave, regardless of whether or not it has vested, is measured based on expectations of when the leave will be taken or paid out, taking into consideration expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on National Government Bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(x) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(y) Dividends

Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are declared and approved.

Note 1. Summary of significant accounting policies (cont'd)

(z) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(aa) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, an employee share scheme and the Billabong Executive Performance Share Plan.

No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and, as it is intended that the Executive Performance Share Plan replace the Billabong Executive Incentive Option Plan, it is not envisaged that any further options will be granted under this plan. For options already granted under the plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

Note 1. Summary of significant accounting policies (cont'd)

(bb) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

(cc) Rounding of amounts

The company is of a kind referred to in Class order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Note 2. Segment information

Primary reporting – geographic segments

Half–year 2005	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	177,106	218,251	88,947	---	484,304
Other revenue, including interest revenue	1,144	790	992	2,901	5,827
Total segment revenue	178,250	219,041	89,939	2,901	490,131
Segment result (includes inter-company royalties and sourcing fees)	91,142	15,979	8,681	2,901	118,703
Less interest (expense)/income (net)	(796)	(1,042)	98	---	(1,740)
Profit before income tax	90,346	14,937	8,779	2,901	116,963

Half–year 2004	Australasia $'000	Americas $'000	Europe $'000	Rest of the world $'000	Total $'000
Sales to external customers	160,833	175,308	81,373	---	417,514
Other revenue, including interest revenue	929	231	1,048	1,803	4,011
Total segment revenue	161,762	175,539	82,421	1,803	421,525
Segment result (includes inter-company royalties and sourcing fees)	77,303	17,655	5,506	1,803	102,267
Less interest (expense)/income (net)	(709)	(1,035)	(101)	---	(1,845)
Profit before income tax	76,594	16,620	5,405	1,803	100,422

Note 3. Equity securities issued

	Half-year		Half-year	
	2005 Shares	2004 Shares	**2005 $'000**	2004 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Billabong Executive Incentive Option Plan	**403,797**	2,468,427	**2,265**	7,433
Exercise of options issued under the Element acquisition agreement	**45,296**	199,291	**322**	1,089
	449,093	2,667,718	**2,587**	8,522
Issues of other equity securities during the half-year				
Issue of options under the Element skate acquisition agreement			**53**	56

Note 4. Dividends

	Half-year **2005** **$'000**	Half-year 2004 $'000
Ordinary shares		
Dividends provided for or paid during the half-year	**42,404**	28,786
Dividends not recognised at the end of the half-year		
Since the end of the half-year the Directors have recommended the payment of an interim dividend of 20.5 cents per fully paid ordinary share (2004 – 17.5 cents), fully franked based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 10 April 2006 (11 April 2005) out of retained profits at 31 December 2005, but not recognised as a liability at the end of the half-year, is	**42,423**	36,112

Billabong International Ltd does not have a dividend distribution plan in place.

Note 5. Business combination

2006

On 24 October 2005 GSM (Operations) Pty Limited acquired 60% of the assets of Beach Culture International Pty Limited. The acquired business contributed revenues of $3.0 million and net loss of $0.2 million to the Group for the period from 24 October 2005 to 31 December 2005.

On 21 November 2005 Billabong Retail Inc. acquired certain assets and was assigned certain leases from Pacific Brands Retail Group 1 Inc., which had been operating Billabong outlet stores under licence. The acquired business contributed revenues of $1.8 million and net profit of $0.1 million to the Group for the period from 21 November 2005 to 31 December 2005.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	**6,752**
Direct costs relating to the acquisitions	**414**
Total purchase consideration	**7,166**
Fair value of net identifiable assets acquired	**7,166**

The aggregated fair value of assets acquired are based on discounted cash flow models. The aggregated assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	4,698	**4,698**
Plant and Equipment	2,432	**2,432**
Intangible assets	---	**2,299**
Deferred tax asset	---	**80**
Employee entitlements	(268)	**(268)**
Make good provision	---	**(172)**
Net assets	6,862	**9,069**
Minority interests		**(1,903)**
Net identifiable assets acquired		**7,166**

Note 5. Business combination (cont'd)

If the acquisitions had occurred on 1 July 2005, consolidated revenue and consolidated profit pre minority interest for the half-year ended 31 December 2005 would have been $504.1 million and $79.7 million respectively.

2005

On 30 September 2004 GSM (Duranbah) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets of the "Palmer Surf" apparel and retail operation. The acquired business contributed revenues of $6.4 million and net profit of $1.9 million to the Group for the period from 1 October 2004 to 31 December 2004.

Details of the fair value of the assets and goodwill acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	19,907
Direct costs relating to the acquisition	---
Total purchase consideration	19,907
Fair value of net identifiable assets acquired	19,078
Goodwill	829

In the event that certain pre-determined sales and gross profit targets, and other specific conditions, are achieved additional consideration of up to $5.0 million may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. At balance date $2.0 million additional consideration was recognised in goodwill, the remainder has not been recognised in the financial statements as the amount of the payments cannot be reliably measured. The Company will review the likelihood of these payments at future reporting dates.

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business. The fair value of assets acquired are based on discounted cash flow models. No acquisition provisions were created.

The assets arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Inventory	1,395	1,395
Prepayments	511	511
Plant and Equipment	220	220
Identifiable Intangible Assets	---	16,952
Net identifiable assets acquired	2,126	19,078

On 15th October 2004 GSM Investments Ltd acquired the assets of the "Beach Access" retail operation. The acquired business contributed revenues of $2.9 million and net profit of $0.3 million to the Group for the period from 15 October 2004 to 31 December 2004.

Details of the fair value of the assets and goodwill acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	4,662
Direct costs relating to the acquisition	68
Total purchase consideration	4,730
Fair value of net identifiable assets acquired	2,003
Goodwill	2,727

Note 5. Business combination (cont'd)

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition. The fair value of assets acquired are based on discounted cash flow models. No acquisition provisions were created.

The assets arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	1,508	**1,508**
Plant and Equipment	495	**495**
Net identifiable assets acquired	2,003	**2,003**

If both acquisitions had occurred on 1 July 2004, consolidated revenue and consolidated profit for the half-year ended 31 December 2004 would have been $429.3 million and $70.8 million respectively.

Note 6. Net tangible asset backing

	Half-year **2005 $'000**	Half-year 2004 $'000
Net tangible asset backing per ordinary share	$0.68	$0.40

Note 7. Contingent liabilities

There has been no change in the nature of contingent liabilities of the consolidated entity since the last annual reporting date.

Note 8. Events occurring after the balance sheet date

On 27 January 2006 Billabong International Limited acquired all of the issued shares of Nixon Inc., a leader in the premium watch and accessories boardsports market, for an initial cash consideration of A$73.0 million. In the event that certain conditions of the acquisition agreement are met, additional consideration may be payable in cash. Payments are due in lump sums prior to 30 June 2011. The operating results and assets and liabilities of the company will be consolidated from 27 January 2006.

On 8 February 2006 GSM Rocket Australia Pty Ltd entered into a contract with Burleigh Heads Holdings Pty Ltd for the purchase of 1 Billabong Place, Burleigh Heads, Queensland, the Australian and International Headquarters of Billabong International Limited. Directors, G.S. Merchant and C. Paull, are directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is a shareholder of Burleigh Heads Holdings Pty Ltd. The contract was based on normal commercial terms and conditions. The purchase price was $20,750,000 which was determined based on an independent valuation.

The financial effects of the above transactions have not been brought to account at 31 December 2005.

Note 9. Explanation of transition to AIFRS

(a) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(i) At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
ASSETS				
Current assets				
Cash assets		56,086	---	**56,086**
Trade receivables	a	169,272	(725)	**168,547**
Inventories		103,539	---	**103,539**
Deferred tax assets	b	9,241	(9,241)	**---**
Other	c	8,274	(841)	**7,433**
Total current assets		346,412	(10,807)	**335,605**
Non-current assets				
Receivables		2,293	---	**2,293**
Property, plant and equipment		35,344	---	**35,344**
Intangible assets		517,131	---	**517,131**
Deferred tax assets	b	---	9,989	**9,989**
Total non-current assets		554,768	9,989	**564,757**
Total assets		901,180	(818)	**900,362**
LIABILITIES				
Current liabilities				
Trade and other payables	d, h	112,603	(3,480)	**109,123**
Interest bearing liabilities	e	2,116	77,937	**80,053**
Current tax liabilities		9,177	---	**9,177**
Provisions	h	---	4,272	**4,272**
Total current liabilities		123,896	78,729	**202,625**
Non-current liabilities				
Interest bearing liabilities	e	149,052	(77,937)	**71,115**
Deferred tax liabilities		48,655	---	**48,655**
Provisions		1,035	408	**1,443**
Total non-current liabilities		198,742	(77,529)	**121,213**
Total liabilities		322,638	1,200	**323,838**
Net assets		578,542	(2,018)	**576,524**
EQUITY				
Parent entity interest				
Contributed equity		298,462	---	**298,462**
Reserves	f	149,257	(153,778)	**(4,521)**
Retained profits	k	130,823	151,760	**282,583**
Total parent entity interest		578,542	(2,018)	**576,524**
Total equity		578,542	(2,018)	**576,524**

Note 9. Explanation of transition to AIFRS (cont'd)

(ii) At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
ASSETS				
Current assets				
Cash and cash equivalents		70,843	---	**70,843**
Trade receivables	a	148,860	(1,355)	**147,505**
Inventories		107,552	---	**107,552**
Deferred tax assets	b	7,814	(7,814)	**---**
Other	c, i	12,969	(2,915)	**10,054**
Total current assets		348,038	(12,084)	**335,954**
Non-current assets				
Receivables		1,902	---	**1,902**
Property, plant and equipment		36,340	19	**36,359**
Intangible assets	g	535,461	341	**535,802**
Deferred tax assets	b	155	8,865	**9,020**
Other	i	3,390	(3,390)	**---**
Total non-current assets		577,248	5,835	**583,083**
Total assets		925,286	(6,249)	**919,037**
LIABILITIES				
Current liabilities				
Trade and other payables	d, h	89,174	(3,077)	**86,097**
Interest bearing liabilities		6,118	---	**6,118**
Current tax liabilities	b	11,721	112	**11,833**
Provisions	h	---	4,804	**4,804**
Total current liabilities		107,013	1,839	**108,852**
Non-current liabilities				
Interest bearing liabilities		143,361	---	**143,361**
Deferred tax liabilities		47,251	---	**47,251**
Provisions		1,207	174	**1,381**
Total non-current liabilities		191,819	174	**191,993**
Total liabilities		298,832	2,013	**300,845**
Net assets		626,454	(8,262)	**618,192**
EQUITY				
Parent entity interest				
Contributed equity		307,040	---	**307,040**
Treasury shares	i	---	(5,763)	**(5,763)**
Option Reserve	j	---	339	**339**
Reserves	f	147,258	(153,793)	**(6,535)**
Retained profits	k	172,156	150,955	**323,111**
Total parent entity interest		626,454	(8,262)	**618,192**
Total equity		626,454	(8,262)	**618,192**

Note 9. Explanation of transition to AIFRS (cont'd)

(iii) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
ASSETS				
Current assets				
Cash and cash equivalents		51,022	---	**51,022**
Trade receivables	a	174,930	(2,225)	**172,705**
Inventories		111,815	---	**111,815**
Deferred tax assets	b	10,209	(10,209)	**---**
Other	c, i	7,095	(2,382)	**4,713**
Total current assets		355,071	(14,816)	**340,255**
Non-current assets				
Receivables		7,906	---	**7,906**
Property, plant and equipment		38,848	192	**39,040**
Intangible assets	g	537,172	1,983	**539,155**
Deferred tax assets	b	---	11,582	**11,582**
Other	i	2,881	(2,881)	**---**
Total non-current assets		586,807	10,876	**597,683**
Total assets		941,878	(3,940)	**937,938**
LIABILITIES				
Current liabilities				
Trade and other payables	d, h	114,705	(5,999)	**108,706**
Interest bearing liabilities		2,854	---	**2,854**
Current tax liabilities	b	16,877	493	**17,370**
Provisions	h	---	7,715	**7,715**
Total current liabilities		134,436	2,209	**136,645**
Non-current liabilities				
Interest bearing liabilities		113,016	---	**113,016**
Deferred tax liabilities		49,027	390	**49,417**
Provisions		1,526	---	**1,526**
Total non-current liabilities		163,569	390	**163,959**
Total liabilities		298,005	2,599	**300,604**
Net assets		643,873	(6,539)	**637,334**
EQUITY				
Parent entity interest				
Contributed equity		309,911	---	**309,911**
Treasury shares	i	---	(5,763)	**(5,763)**
Option Reserve	i	---	1,356	**1,356**
Reserves	f	142,603	(153,691)	**(11,088)**
Retained profits	k	191,359	151,559	**342,918**
Total parent entity interest		643,873	(6,539)	**637,334**
Total equity		643,873	(6,539)	**637,334**

Note 9. Explanation of transition to AIFRS (cont'd)

(b) Reconciliation of profit under previous AGAAP to profit under AIFRS

(i) Reconciliation of profit for the half-year ended 31 December 2004

	Notes	**Previous AGAAP $'000**	Effect of transition to AIFRS $'000	**AIFRS $'000**
Revenue	a	421,876	(351)	**421,525**
Other income		---	404	**404**
Finance costs		(2,887)	---	**(2,887)**
Other expenses	a, d, g	(317,570)	(1,050)	**(318,620)**
Profit before income tax		101,419	(997)	**100,422**
Income tax expense	b	(31,300)	193	**(31,107)**
Profit for the half-year		70,119	(804)	**69,315**
Profit attributable to members of Billabong International Limited		70,119	(804)	**69,315**

(ii) Reconciliation of profit for the year ended 30 June 2005

	Notes	**Previous AGAAP $'000**	Effect of transition to AIFRS $'000	**AIFRS $'000**
Revenue	a	851,861	(3,431)	**848,430**
Other income		---	791	**791**
Finance costs		(5,896)	---	**(5,896)**
Other expenses	a, d, g	(662,486)	2,820	**(659,666)**
Profit before income tax		183,479	180	**183,659**
Income tax expense	b	(58,045)	(382)	**(58,427)**
Profit for the year		125,434	(202)	**125,232**
Profit attributable to members of Billabong International Limited		125,434	(202)	**125,232**

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS resulted in a material adjustment to the cash flow statement due to the consolidation of the controlled special purpose entities as described in (i) below. This resulted in a reclassification from payments to suppliers and employees under operating activities to payments for shares held by employee share plan trusts under financing activities totalling $5.8 million. There were no other material adjustments to the cash flow statement.

Note 9. Explanation of transition to AIFRS (cont'd)

Notes to the reconciliations

(a) Revenue

AASB 118 *Revenue* requires that revenues be measured at fair value. Under AGAAP the Group recognised revenue at face value, variances from fair value were considered immaterial. The Group chose to change its accounting policy in line with the requirements of AASB 118 such that sales made with extended trading terms have been discounted and recorded at the present value of future receipts. The discount rate applied is intended to approximate the customer credit rating. Following receipt of the nominal sale amount the difference between the receipt and the discounted sales value is recorded as interest income. The Group also reclassified certain trade discounts and volume rebates, such discounts are now net against revenue.

The change in policy has resulted in a reduction in Group revenue, being the net of reduced sales revenue and increased interest income, and trade receivables.

(b) Income taxes

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the balance sheet and their associated tax bases. This resulted in a change to the AGAAP accounting policy, under which deferred tax balances were determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

Other than the requirement under AASB 101 *Presentation of Financial Statements* to disclose all deferred tax assets and liabilities as non-current, the change in policy required by AASB 112 did not have a material impact on the consolidated entities deferred tax balances. Although, as a result of the various other AIFRS adjustments, the deferred tax balances and tax expense changed from the AGAAP figures.

A deferred tax liability is recognised in relation to the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

(c) Prepayments

Under AGAAP certain costs relating to computer software development, training and other were carried forward as prepayments, these have been expensed under AIFRS.

(d) Leases

Under AASB 117 *Leases*, lease payments relating to operating leases are to be recognised as an expense on a straight line basis over the lease term. Under AGAAP the Group expensed operating lease payments as they were incurred. The Group has chosen to change its accounting policy in line with the requirements of AASB 117 such that payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

The change in policy has resulted in operating lease expenses being greater than operating lease payments in the earlier periods for most leases, the differential between the two has been recognised as a deferred rental liability.

(e) Liabilities

AASB 101 *Presentation of Financial Statements* requires liabilities to be classified as current unless the liability is not due to settle within twelve months after the reporting date or the entity has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. At 1 July 2004 the Group had borrowing facilities which were due to mature within 12 months and at that time did not have an unconditional right to defer settlement.

Note 9. Explanation of transition to AIFRS (cont'd)

(f) Reserves

As the Company did not elect to transfer the previous AGAAP foreign currency translation reserve to Retained Profits, allowed under AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*, certain balances were required to be removed from the reserve such that the opening balance is consistent with that which would have existed had AIFRS always been applied.

On transition to AIFRS, the Group elected to use the AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards* exemption that allows a previous revaluation to be the asset's deemed cost and a balance of $153,778k has been transferred to retained earnings.

(g) Business combinations

Under AASB 3 *Business Combinations*, amortisation of goodwill is prohibited, and is replaced by annual impairment testing focusing on the cash flows of the related cash generation unit.

This has resulted in a change to the AGAAP policy, under which goodwill was amortised on a straight line basis over the period during which the benefits were expected to arise and not exceeding 20 years. The Company has elected to make use of the transitional exemption available under AASB 1 *First-time adoption of Australian equivalents to International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

AASB 3 also requires all intangible assets that can be reliably measured to be recognised at time of acquisition separately from goodwill. This has resulted in a larger number of intangible assets being recognised at time of an acquisition versus the present purchase method.

(h) Employee benefit provisions

Under AGAAP employee benefit provisions were included in trade and other payables, under AIFRS the Group has decided to separately disclose current provisions, including employee benefit provisions.

(i) Executive Performance Share Plans

Both the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust (trusts established by the Company for the purposes of allocating performance based equity incentives to executives of the Group) are classified as controlled special purpose entities under Urgent Issues Group Interpretation 112 *Consolidation – Special Purpose Entities* ("UIG 112") and are required to be consolidated into the Group accounts. This is a change to the previous AGAAP policy, which did not require the trusts to be consolidated.

As a result of the change in policy, the current and non-current prepayments, relating to contributions made to the trusts, recognised in the balance sheet are eliminated and shares in the Company that are held by the trusts for the purposes of underpinning equity incentives are treated as treasury shares on consolidation and are deducted from equity. Accumulated charges to the profit and loss relating to the Billabong Executive Performance Share Plan, previously netted off against the prepayments are recognised as an option reserve in the consolidated balance sheet.

(j) Financial Instruments

The Company decided to apply the exemption provided in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards were applied from 1 July 2005 and therefore have no impact on the financial statements at 30 June 2005. As permitted by AASB 1, the Company will not apply AASB 132 or AASB 139 to the 2005 comparatives published in its 2006 financial statements.

From 1 July 2005, financial instruments were carried at either amortised cost or fair value, depending on which of the four categories set out in the standard applies to the instrument. Movements in fair value are either charged to net profit or loss or taken to equity in accordance with the standard. This resulted in a change to the existing accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities.

Note 9. Explanation of transition to AIFRS (cont'd)

Foreign exchange contracts held for hedging purposes are classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in AASB 139. This resulted in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in AASB 139. Previously, losses and gains arising from some contracts used for hedging purposes, along with any realised or unrealised losses or gains from re-measurement, were included in assets or liabilities as deferred losses or deferred gains.

(k) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes	1 July 2004 $'000	31 December 2004 $'000	30 June 2005 $'000
Current assets – Trade receivables	a	(725)	(1,355)	(2,225)
Current assets - Deferred tax assets	b	748	1,051	1,373
Current assets - Other	c	(841)	(881)	(856)
Non-current assets – Property, plant and equipment		---	19	192
Non-current assets – Intangible assets	g	---	341	1,983
Current liabilities – Trade and other payables	d	(792)	(1,727)	(1,716)
Current liabilities – Current tax liabilities	b	---	(112)	(493)
Non-current liabilities - Provisions		(408)	(174)	(390)
Equity - Reserves	f	153,778	153,793	153,691
Total adjustment		151,760	150,955	151,559

In the Directors' opinion:

(a) the financial statements and notes set out on pages 6 to 32 are in accordance with the *Corporations Act 2001*, including:
    (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
    (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Billabong International Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Director

Gold Coast, 20 February 2006

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Billabong International Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Billabong International Limited Group (defined below) as at 31 December 2005 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and Directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the Directors' declaration for the Billabong International Limited Group (the consolidated entity), for the half-year ended 31 December 2005. The consolidated entity comprises both Billabong International Limited (the Company) and the entities it controlled during that half-year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

Independent review report to the members of Billabong International Ltd : :

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R. A. Baker
Partner

Brisbane, 20 February 2006



Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

BILLABONG INTERNATIONAL FIRST HALF PROFIT UP 14.7%

Billabong International Limited today announced a 14.7% increase in net profit after tax for the six months ended 31 December, 2005.

Strong performances in the Americas and Europe, coupled with a solid result in Australasia, lifted net profit after tax to $79.5 million compared to $69.3 million in the previous corresponding half year.

Global sales revenue of $484.3 million was up 16.0% (18.5% in constant currency terms) on the $417.5 million in the prior corresponding period, while earnings per share lifted 14.2% to 38.6 cents per share.

Directors declared an interim dividend of 20.5 cents per share, fully franked. The dividend is up 17.1% from 17.5 cents a share in the prior corresponding period. Directors intend to maintain a full year payout ratio of approximately 62%.

Billabong International chief executive officer Derek O'Neill said the result underlined the global capabilities of the company and its brands.

"The group had a very strong sales increase in the Americas, continued improvements in Europe and good growth in Australasia following an exceptionally buoyant prior corresponding half in Australia," said Mr O'Neill.

"There was also very pleasing margin improvement, particularly in Europe where EBITDA margins jumped from 17.8% to 20.4%.

"Margins firmed in the Americas to 19.1%, while Australasian margins remained exceptionally healthy at 34.9%."

Group EBITDA margins of 25.7% were in line with the prior year.

The core Billabong brand again demonstrated its global strength with particularly strong sales in the Americas and Europe. element continued to grow at healthy levels and the development of the company's progressive smaller brands remained on track.

"The company has consistently demonstrated its ability to nurture, develop and extend brands and this long-term focus and commitment remains unchanged," said Mr O'Neill.

"At a retail level, the company now owns and operates in excess of 100 stores globally and this network is operating at margins similar to those achieved across the group."

Mr O'Neill said "The company was well positioned to maintain momentum throughout the second half, with the continued strength in the Americas and Europe offsetting the softness in Australasia."

"In the absence of any unforeseen circumstances, I reaffirm the Company's previously stated guidance of 15% growth in EPS in the current year." Mr O'Neill added.

∞



Address by Derek O'Neill

Billabong's Chief Executive Officer

Billabong International Limited today reported continued strong performances in all key regions in the six months to 31 December, 2005, with the result reaffirming the Company's long-term strategy of building a global portfolio of boardsport-inspired brands.

Group sales as reported in Australian dollars were up 16%, or 18.5% in constant currency terms, to $484.3 million (from $417.5 million in the previous corresponding period). Net profit after tax rose 14.7% to $79.5 million (from $69.3 million), group EBITDA was up 15.4%, or 16.8 % in constant currency terms, to $124.6 million (from $108.0 million) and EPS was up 14.2% to 38.6 cents per share.

Europe showed continued progression to record 16.9% sales growth in Euro terms or 9.3% growth as reported in Australian dollars. Sales in the Americas were up 26.2% in US dollar terms or 24.5% in Australian dollars, while sales in the Australasian region lifted 10.1%.

Europe recorded a particularly strong improvement in EBITDA margins, as did the Americas, the Company's biggest market. In Australasia, EBITDA margins diluted slightly but remain exceptionally strong.

Directors declared an interim dividend of 20.5 cents per share, fully franked. The dividend is up 17.1% (from 17.5 cents a share). Directors intend to maintain a full year payout ratio of approximately 62%.

Highlights for the half-year included:

- continued strength in the USA;
- stronger European sales;
- strong margin improvement in Europe;
- continued sales growth in Australasia following a very buoyant previous corresponding period.

Global demand for boardsports products continues to grow and the group's multi-brand and multi-region strategy is ensuring the Company remains an industry leader. Excellent global growth in the core Billabong brand is being well supported by continued growth in element and the Company's smaller brands. The Group's retail network continues to grow and is delivering stronger sales at improving EBIT margins. It is pleasing to see the higher-growth regions of the Americas and Europe showing margin improvement, with overall group EBITDA margins being in line with the previous corresponding period. The Company remains well positioned to take advantage of the popularity of board sports within the youth market.



MARKET OVERVIEW

Americas

Group sales in the Americas climbed to USD$162.5 million (from USD$128.8 million). This represents growth of 26.2% in constant currency terms. In Australian dollars, sales were up 24.5% to $218.3 million (from $175.3 million).

EBITDA in the Americas lifted 28.4% in constant currency terms, or 27.3% as reported in Australian dollars, while EBITDA margins increased to 19.1% (from 18.7%).

The USA maintained excellent momentum, Canada continued to perform strongly and sales growth in Brazil, where the regions of Peru and Chile are now incorporated into its operations, lifted 67.0%.

The strong growth of the core Billabong brand was a very pleasing highlight throughout the region. The brand continued to gain market share in both independent specialist retailers and specialty chain retailers. Boardshorts were a standout category, with signature team-rider boardshorts and a linked marketing campaign driving sales. T-shirts in a variety of fabrications were also a strong category and denim remained a key product.

In the USA, element continued to strengthen its position, with the sale of softgoods remaining very strong while skate hardware levelled in a stagnant market. vonzipper recorded good growth in sunglasses and goggles, as well as its newly-expanded t-shirt line. The period marked the first forward sales of element and Kustom shoes in the USA, although deliveries only began in January 2006.

Europe

The Billabong group had a strong half in Europe, with sales up 16.9% to €54.4 million (from €46.5 million). As reported in Australian dollars, sales were up 9.3% to $88.9 million (from $81.4 million). In EBITDA terms Europe had an excellent half, lifting 34.1% in constant currency terms or 25.4% as reported in Australian dollars. There was a sharp lift in EBITDA margins to 20.4% (from 17.8%).

Europe benefited from a strong Euro against the US dollar, which increased purchasing power. There were also strong sales in higher margin products such as accessories and continued improvements in supply chain efficiencies.

As noted in previous reporting periods, the European retail market did not see any significant improvement. Pre-Christmas sales were buoyed by a late but very cold arrival of winter weather. This flowed through to the Company's mid-season sub-range, called Winter Sun, which was delivered to stores in November.

Overall, the strongest categories in the period were accessories and girls' apparel, with snow also an important category. element's performance was outstanding, while vonzipper continues to grow strongly in a challenging sunglasses market. Kustom also performed well in store with its first winter collection.



At a regional level, Italy and Spain remained standout performers.

Europe ended the period with good momentum, positioning it well for the second half.

Australasia

Following the extraordinary growth of the previous corresponding period (sales up 55.5%), further sales growth of 10.1% to $177.1 million (from $160.8 million) was a very pleasing result in a more challenging retail environment.

All markets experienced good growth, with sales in Australia up 8.5%, New Zealand up 14.3% and Japan up 36.4%. Australasian EBITDA was up 5.0% to $61.9 million (from $59.0 million), with margins easing to 34.9% (from 36.7%) but remaining extremely healthy.

At a brand level, Billabong cemented its position as a leader in the boardsports market and element gained further market share as it continued to realise its major brand potential. Retail feedback in relation to vonzipper indicates the increased marketing expenditure is translating into greater awareness and sales. The first product from Honolua Surf Company was delivered into stores in late November with good sell-through. Kustom footwear continued to achieve good sales, particularly with new styling ranges introduced deep into the summer season.

As in the Americas, the main category was men's boardshorts on the strength of a globally-focused athlete marketing program. T-shirts remained a strong category, while slim-fit denim was popular with rock 'n' roll influences evident in the collections. Girls' products continued to sell well, with dresses and short boardshorts emerging as strong categories.

Other Regions

Business outside the Company's three main regions has accelerated. Better integration of our centrally located product sourcing division and greater communication between regions is leading to design and supply chain improvements. This has created the opportunity for faster product availability in smaller regions. The improvements are demonstrated in the 60.9% growth in royalty income from smaller regions.



MARKETING

Marketing efforts across all brands remain youth-driven and focused on the key markets of surf, skate and snow. The company remains a leading supporter of all tiers of professional, amateur and grassroots events across each of the boardsport disciplines. Athlete endorsements and in-store programs are also a key feature of all brands.

Within surfing, the company stages three men's and two women's Association of Surfing Professionals Billabong Pro World Championship Tour (WCT) events, as well as the ASP Billabong world junior championships. During the half year period Billabong's three-time world surfing champion Andy Irons emerged as the runner-up for the 2005 world title, capping another great year by winning the Pipeline Masters and the Hawaiian triple crown titles. Taj Burrow and Joel Parkinson placed 7th and 11th respectively after missing various events through injury. Former world number two Luke Egan retired from professional surfing and has been appointed Billabong Australia men's marketing manager, while former world champion Mark Occhilupo announced he would extend his professional career for one more year. Other Billabong surfers to join the WCT in 2006 are Bede Durbidge and newcomer Shaun Cansdell. In women's surfing, Billabong's Keala Kennelly and Rebecca Woods both performed well on the 2005 WCT and are lining up along with Silvana Lima to compete in the 2006 championships.

Billabong also has a strong stable of athletes within the snowboarding sector. Since the close of the first half period, team riders Antti Autti, Christophe Schmidt and Risto Mattila each placed in the top 10 in the 2006 Olympic Games men's half-pipe event. Billabong also continues to support the development of snowboarding through the staging of events such as the Billabong World Junior Pro Snow in France's Les Deux Alpes.

element's profile continued to grow within the skateboarding sector through an elite roster of athletes including Bam Margera, Bucky Lasek and Tosh Townend. Brand marketing is also undertaken through DVD releases and nationally-focused skate tours.

All athlete sponsorship and event-based marketing is viewed as an investment in the future of the brands.



RETAIL

Billabong remained active at a retail level, with the airport-based beachculture chain acquired under a joint venture arrangement in November 2005. The beachculture acquisition comprised 18 stores in Australia and one in New Zealand. The beachculture business incurred a small loss for the half year ended December due to the costs involved in general integration and the re-stocking of its stores and is expected to make a positive contribution to profit in the second half.

Billabong's California-based BeachWorks retail chain continued to grow. In mid-December a new BeachWorks concept store was opened in California's South Coast Plaza, located in Orange County. The new store concept replaced an existing BeachWorks store and similar plans are expected to be rolled out in other existing locations. Opportunities for further expansion of the BeachWorks chain are also being pursued.

During the period the company assumed management of the USA-based Billabong outlet store operator. This added 11 outlet stores to the group's USA retail operations and enables the company to better manage the distribution of end-of-season inventory to ensure brand control and integrity.

A number of company-owned stores opened in European territories including St Jean de Luz in the Basque country. Outlet stores were also opened in Germany and Spain.

Licensed stores continued to increase in popularity, leading to new retail openings in areas including Chamonix in France and Antwerp in Belgium. In the Americas the licensed store openings were generally centred in areas catering to building the winter sports division. These included Boulder, Aspen and Breckenridge in Colorado.

The Billabong group now owns and operates a total of 108 stores globally and a further 39 licensed stores. Retail continues to play a bigger part in the company's business, with the combination of wholesale margins and general retail margins delivering excellent EBIT margins. Retail turnover from Billabong-owned stores is expected to pass $100 million in the current year.



SUMMARY AND OUTLOOK

The first half of the 2005-06 financial year further demonstrates the global strength of Billabong International's business. The result was driven by excellent performances in the Americas and Europe, supported by a more subdued performance in Australasia compared to the previous exceptional result in fiscal 2005. Cyclical variations in economic conditions within various regions can, from time to time, impact the Company's overall result but Billabong has shown its multi-brand, multi-region organic growth strategy, coupled with appropriate acquisitions, continues to underpin short and long-term growth.

At a brand level, Billabong had a very strong half, element continued to grow and all other brands are developing in line with expectations. The Company has consistently demonstrated its ability to nurture, develop and extend brands and this long-term focus and commitment remains unchanged. The acquisition of the Nixon watch business, announced in December 2005, was completed in January 2006 and this will start contributing to group revenue in the second half.

The half year period marked the further development of the Company's retail network, primarily through the acquisition of the beachculture business and a chain of outlet stores in the USA. The Company now has strong retail management experience and will continue to seek new opportunities globally in areas where the group's brands are under-represented.

Looking forward, the global outlook for Billabong and its brands remains very positive. The Company anticipates continued robust conditions in the Americas and Europe in the second half and subdued activity within Australasia. However, the strength of the international businesses should offset the domestic softness. In the absence of any unforeseen circumstances, Billabong retains its previously stated guidance of 15% growth in EPS in the current year.


Billabong.

Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation and amortisation expense increased by 3.6% to $5.9m. Reduced amortisation expense has been offset by slightly higher depreciation charges as retail presence grows.
- Net interest expense decreased 5.7% to $1.7m.
- Income tax expense of $37.6m represents an effective rate of 32.1% which is higher than the prior year's effective rate of 31.0% due to a combination of changing regional profit mix and a prior period adjustment.

Table 3: Balance Sheet

- Working capital (including factored receivables) at $236.2m increased 33.9% compared to revenue growth of 18.5% in constant currency terms. Key drivers of this result are an increase in trade debtors in Australia and the USA reflecting the timing of sales towards the latter part of the half year compared to the prior year and a reduction in accounts payable in the USA. Inventory management remains strong with inventory growing at 12.7% compared to revenue growth of 18.5% in constant currency terms.
- The doubtful debts provision at $12.7m remains conservative in accordance with the company's policy.
- Net debt levels ($106.9m) have increased 36.0% from the prior year reflecting higher working capital levels, investment in the beachculture retail chain in Australia, acquisition of USA based outlet stores previously operated under licence, acquisition of a North Shore property in Hawaii for use by Billabong sponsored athletes and general investment in owned retail. Consequently the net debt/equity ratio of 15.7% is also higher than at 31 December 2004 (12.7%).
- Interest cover remains strong at 34.8 times.



- Two events of note have occurred after the balance sheet date of 31 December 2005:
  - First, as previously announced, on 27 January 2006 Billabong International acquired all of the issued shares of Nixon, Inc, a leader in the premium watch and accessories boardsports market, for an initial cash consideration of $73.0m. In the event that certain conditions of the acquisition agreement are met, additional consideration may be payable in cash. Payments are due in lump sums prior to 30 June 2011.
  - Second, on 8 February 2006 Billabong International entered into a contract with Burleigh Heads Holdings Pty Ltd for the purchase of 1 Billabong Place, Burleigh Heads, Queensland, the Australian and International Headquarters of Billabong International. Directors Mr Gordon Merchant and Mrs Colette Paull are directors and Mr Gordon Merchant is a shareholder of Burleigh Heads Holdings Pty Ltd. The contract was based on normal commercial terms and conditions. The purchase price was $20.75m which was based on an independent valuation. The transaction is forecast to have a favourable impact on the group's EBITDA and NPAT and will ensure the group is able to control with certainty future expansion and development requirements together with ongoing occupational costs.

  The financial effects of these two transactions will be brought to account in the second half of the financial year ending 30 June 2006.

Table 4: Cashflow Statement

- Cashflow from operations of $44.0m represents a 28.5% decrease on the six months to 31 December 2004 driven by increased working capital requirements as previously discussed.

Table 5: AIFRS Reporting

- The Billabong group's financial statements, including comparatives, are now prepared and presented on an AIFRS basis. The impact of the transition from the previous AGAAP to AIFRS on the Billabong group has been immaterial. The full year impact of the transition for the year ended 30 June 2005 has been to reduce NPAT by $0.2 million and to reduce net assets by $6.6 million. The half-year impact of the transition for the half-year ended 31 December 2004 has been to reduce NPAT by $0.8 million and to reduce net assets by $8.3 million.

I'll now hand back over to Derek for some further comments.



Table 2:
Depreciation, Amortisation, Interest Expense and Taxation

	[illegible]	[illegible]	[illegible]
Depreciation	5.9	4.4	34.1
Amortisation	-	1.3	-
Net Interest Expense	1.7	1.8	(5.7)
Tax Expense	37.6	31.1	20.8

2



Table 5:

AIFRS Reporting

Profit attributable to members of Billabong International Limited			
For half-year ended 31 December 2004	70.1	69.3	(0.8)
For year ended 30 June 2005	125.4	125.2	(0.2)
Net assets of the Billabong International Limited Group			
As at 31 December 2004	626.5	618.2	(8.3)
As at 30 June 2005	643.9	637.3	(6.6)

5



Australasian Segment

Results as Reported			
• Sales Revenue	177.1	160.8	10.1
• EBITDA	61.9	59.0	5.0
• EBITDA Margin	34.9%	36.7%	

8


Billabong.

2006 FX Impacts

- The current policy of hedging purchases, but not profit translation, remains unchanged.
- The short term impact of currency movements on the 2006 half year result (profit translation) is as follows:

1 cent increase in the average half year rate for the AUD against the

USD = decrease NPAT by 0.5%
EURO = decrease NPAT by 0.3%

12

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